UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010

Commission File Number: 001-34701

CHARM COMMUNICATIONS INC.

26th Floor, Tower A, Oriental Media Center

4 Guanghua Road, Chaoyang District

Beijing 100026

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  N/A

Exhibit 99.1 – Press release

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHARM COMMUNICATIONS INC.

By:	/S/ HE DANG
Name:	He Dang
Title:	Chairman and Chief Executive Officer

Date: June 2, 2010

3

Exhibit 99.1

Charm Communications Inc. Announces Unaudited First Quarter 2010 Results

Total revenues grew 73.0% year-over-year

Gross profit grew 200.1% year-over-year

Company provides annual guidance

BEIJING, May 26 /PRNewswire-Asia-FirstCall/ — Charm Communications Inc. (“Charm” or “the Company”) (Nasdaq: CHRM), a leading domestic television advertising agency in China, today announced its financial results for the first quarter ended March 31, 2010. Charm operates its business under three brands: Charm Advertising, Charm Interactive, and Shangxing Media.

Highlights for the First Quarter 2010

•	The Company uses turnover (non-GAAP), (defined as total customer advertising spending placed through or with Charm) to reflect the scale of its business.

	For the three months ended,
(Unit: USD’000)	March 31, 2010	March 31, 2009	December 31, 2009
Turnover (non-GAAP):
Media investment management	35,786	20,084	24,277
Advertising agency	105,884	70,747	93,853
Branding and identity services	N/A	N/A	N/A
Total turnover	141,670	90,831	118,130

Extraction rate:
Media investment management	100.0%	100.0%	100.0%
Advertising agency	5.0%	5.0%	5.4%
Branding and identity services	N/A	N/A	N/A

US GAAP Revenue:
Media investment management	35,786	20,084	24,277
Advertising agency	5,304	3,519	5,054
Branding and identity services	874	655	1,311
Total revenue	41,964	24,258	30,642

•

Turnover (non-GAAP) in the first quarter of 2010 grew 56.0% year-over- year and 19.9% quarter-over-quarter to approximately $141.7 million. GAAP revenues in the first quarter of 2010 grew 73.0% year-over-year and 36.9% quarter-over-quarter to approximately $42.0 million.

•

Turnover (non-GAAP) for Charm’s advertising agency business, or agency business, grew 49.7% year-over-year and 12.8% quarter-over-quarter to $105.9 million. The GAAP revenues for the agency business were $5.3 million, and the revenue extraction rate, which is defined as revenue divided by turnover, was 5.0%.

•	Turnover for Charm’s media investment management business, or principal media business, which is equivalent to GAAP revenue, grew 78.2% year- over-year and 47.4% quarter-over-quarter to $35.8 million.

•	Gross profit for the first quarter of 2010 was $12.4 million, representing an increase of 200.1% from the first quarter of 2009 and a decrease of 3.9% from the fourth quarter of 2009.

•

Net income for the first quarter of 2010 was $6.8 million, representing an increase of 803.4% from $0.8 million for the first quarter of 2009 and a decrease of 10.7% from $7.7 million for the fourth quarter of 2009.

•

Non-GAAP first quarter net income, which excludes share-based compensation expenses, was $7.4 million for the first quarter of 2010, representing an increase of 428.8% from $1.4 million for the first quarter of 2009 and a decrease of 10.7% from $8.3 million for the fourth quarter of 2009.

•	Cash flow from operations was positive for the first quarter of 2010. The Company had cash and cash equivalents of $74.2 million as of March 31, 2010.

•

In the first quarter of 2010, Charm provided advertising agency services to 110 advertising client accounts, 38 of which were acquired in 2010. In the first quarter of 2010, Charm’s principal media business had 206 advertisers as compared with 183 advertisers in the first quarter of 2009.

•	Charm had 347 employees as of March 31, 2010 compared to 310 as of December 31, 2009.

“Our recent successful IPO was an important strategic step towards realizing our vision of becoming China’s first world class integrated advertising and media group,” said Mr. He Dang, founder and chairman of Charm Communications. “With Charm’s blue chip client base, leadership in television advertising and ability to offer integrated advertising services, we look forward to continue building market share in China’s fast growing advertising industry while attracting top talent.

“Commenting on Charm’s recently announced strategic partnership with Aegis Media, Mr. Dang continued, “Our exclusive cooperation with international 4A advertising group Aegis is a pioneering agreement in China’s advertising industry. By combining Aegis’s leading international advertising platform and expertise in digital media with Charm’s local industry expertise, this partnership further enhances Charm’s world-class integrated advertising offering for clients both in China and markets abroad.”

Mr. Wei Zhou, Charm’s chief financial officer added, “Despite the usual seasonality, in the first quarter of 2010 we saw strong revenue growth and healthy profitability across Charm’s entire advertising services business. Together with the proceeds from our successful IPO, our strong cash position and integrated service capabilities, we believe Charm is very well positioned to benefit from the fast growing demand for advertising services in China.”

First Quarter 2010 Results

Turnover (non-GAAP) in the first quarter of 2010 grew 56.0% year-over-year and 19.9% quarter-over-quarter to approximately $141.7 million. The increase in turnover was mainly due to the increase in the number of advertising clients and the increase in advertising spending from existing clients.

Turnover (non-GAAP) in the agency business grew 49.7% year-over-year and 12.8% quarter-over-quarter to $105.9 million. The increase in agency business turnover (non-GAAP) was mainly due to the increase in number of new agency clients and the increase in advertising spending from existing agency clients. In the first quarter of 2010, Charm provided advertising agency services to a total of over 110 advertising client accounts, 38 of which were acquired in 2010. The revenue extraction rate for the agency business was 5.0% compared to 5.0% and 5.4% for the first quarter and fourth quarter of 2009, respectively. Charm expects the revenue extraction rate to increase as the Company expands its full service offerings across all media platforms under Charm Advertising and as it ramps up digital media offerings under Charm Interactive.

Turnover, which is equivalent to GAAP revenue, for Charm’s media investment management business or principal media business, which operates under the Shangxing Media brand, grew 78.2% year-over-year and 47.4% quarter-over-quarter to $35.8 million. The increase was mainly due to the increase in satellite TV revenues as a result of price increases and the addition of four new exclusive CCTV programs, which Charm began operating during the first quarter of 2010.

Total US GAAP revenues were $42.0 million for the first quarter of 2010, representing an increase of 73.0% compared to $24.3 million for the first quarter of 2009 and an increase of 36.9% compared to $30.6 million for the fourth quarter of 2009.

Revenues from Charm’s advertising agency business were $5.3 million for the first quarter of 2010, representing an increase of 50.7% compared to $3.5 million in the first quarter of 2009 and an increase of 4.9% compared to $5.1 million in the fourth quarter of 2009. The increase in agency business revenue is consistent with the increase in turnover.

Principal media business revenues were $35.8 million for the first quarter of 2010, representing an increase of 78.2% compared to $20.1 million for the first quarter of 2009 and an increase of 47.4% compared to $24.3 million in the fourth quarter of 2009. For the first quarter of 2010 Charm had 206 advertisers for its principal media business compared with 183 advertisers for the first quarter of 2009.

Branding and identity services revenues were $0.9 million in the first quarter of 2010, representing an increase of 33.4% compared to $0.7 million for the first quarter of 2009 and a decrease of 33.3% compared to $1.3 million for the fourth quarter of 2009. Charm attributes the increase in branding and identity services revenues compared with the first quarter of 2009 mainly to the increase in the number of full service advertising clients. The Company believes that the decrease in branding and identity services revenues compared with the fourth quarter of 2009 was mainly due to seasonality.

Cost of revenues for the first quarter of 2010 was $29.5 million compared to $20.1 million and $17.7 million for the first quarter of 2009 and the fourth quarter of 2009 respectively. Charm attributes this increase mainly to the addition of four new exclusive CCTV programs, which it began operating during the first quarter of 2010, and an increase in higher satellite TV media costs.

Gross profit for the first quarter of 2010 was $12.4 million, representing an increase of 200.1% from $4.1 million for the first quarter of 2009 and a decrease of 3.9% from $12.9 million for the fourth quarter of 2009.

Selling and marketing expenses were $4.2 million for the first quarter of 2010, representing an increase of 66.6% from $2.5 million for the first quarter of 2009 and an increase of 26.3% from $3.4 million for the fourth quarter of 2009. Charm attributes the increase in selling and marketing expenses to an increase in headcount to support the additional inventory in its principal media business and to investments in human capital to ramp up the Vizeum joint venture with Aegis Media. Selling and marketing expenses represented 10.1% of the Company’s total revenues for the first quarter of 2010 compared to 10.5% for the first quarter of 2009 and 11.0% for the fourth quarter of 2009. Charm attributes the decrease in selling and marketing expenses as a percentage of total revenues primarily to increased efficiencies of scale.

General and administrative expenses were $1.0 million for the first quarter of 2010, compared to $1.0 million for the first quarter of 2009, and $1.7 million for the fourth quarter of 2009. Charm attributes the decrease of 40.6% in general and administrative expenses compared to the fourth quarter of 2009 primarily to higher professional services expenses and accounts receivable allowance incurred in the fourth quarter of 2009.

As a result of the foregoing, operating profit was $7.2 million for the first quarter of 2010, which represents a significant increase from $0.6 million for the first quarter of 2009 and a decrease from $7.9 million for the fourth quarter of 2009. Charm attributes the 8.7% decrease in operating profit compared to the fourth quarter 2009 primarily to seasonality.

For the first quarter of 2010, the Company had tax expenses of $0.4 million.

Net income was $6.8 million for the first quarter of 2010, representing an increase of 803.4% from $0.8 million for the first quarter of 2009 and a decrease of 10.7% from $7.7 million for the fourth quarter of 2009. Proforma fully diluted net income per ADS for the first quarter of 2010 was $0.21 compared to $0.02 and $0.24 for the first quarter of 2009 and the fourth quarter of 2009 respectively. Each ADS represents two common shares. The Company’s first quarter non-GAAP net income, which excludes share-based compensation expenses, was $7.4 million compared with $1.4 million for the first quarter of 2009 and $8.3 million for the fourth quarter of 2009.

Cash flow from operations for the first quarter of 2010 was positive. As of March 31, 2010, the Company had cash and cash equivalents of $74.2 million compared to $54.7 million at the end of the fourth quarter 2009.

As of March 31, 2010, the Company had 347 employees, compared to 310 employees as of December 31, 2009.

Recent Business Developments

Entered into Strategic Relationship with Aegis Media

In January 2010, Charm entered into a strategic relationship with Aegis Media, the world’s largest independent media communications network. As a result of the deal, Aegis Media purchased a 17.7% strategic equity interest (on a fully diluted basis pre-IPO) in Charm. In addition, Charm and Aegis Media formed a joint venture to operate the “Vizeum” brand in China with Charm holding 60% of the joint venture. As a member of Aegis Media’s global network, Charm not only benefits from Aegis Media’s market insight, tools and shared best practices, but also maximizes scale efficiencies in shared services, media negotiations and technological expertise. When Charm’s blue-chip national clients expand their product or services into overseas markets, their overseas marketing needs can be served by Aegis Media’s global network. The Vizeum joint venture will serve the China operations of Vizeum’s global clients and should create a new revenue stream for Charm with Chinese national clients who require international 4A services.

Launched Charm Interactive

In order to meet clients’ increasing digital communications needs, the Company has launched Charm Interactive to provide a full communications delivery service on digital platforms. This includes creative execution, media placement and data capture and analysis. As of April 30, 2010, Charm Interactive has an experienced team in place with over 30 talented advertising professionals from diverse new media backgrounds.

Acquired New Advertising Time on CCTV Programs Pursuant to Exclusive Arrangements

The Company further expanded its portfolio of advertising media resources secured pursuant to exclusive arrangements on CCTV programs by adding two new programs broadcasted on CCTV 1 and 2, giving it a total of four exclusive programs on CCTV 1, 2, and 3. The Company’s portfolio of advertising media resources on satellite television channels and CCTV programs not only provides clients with opportunities to purchase advertising time but also allows them the opportunity to create unique marketing campaigns by placing branded content.

Business Outlook

The Company estimates its total revenues for the second quarter of 2010 will range from $41.0 million to $42.5 million, of which revenues from the agency business are expected to be between $4.5 million and $5.0 million and revenues from the Company’s principal media business are expected to be between $36.5 million and $37.5 million. Second quarter 2010 non-GAAP net income, which excludes share-based compensation expenses, is expected to be between $8.0 million and $8.5 million.

The Company expects that total revenues for full year 2010 will range from $185.0 million to $192.0 million. Non-GAAP net income for full year 2010, which excludes share-based compensation expenses, is expected to be between $39.0 million and $41.0 million.

The Company bases these estimates on a foreign exchange rate of RMB 6.8256 to US$1.00. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Non-GAAP Financial Measures:

To supplement the unaudited condensed consolidated financial information presented in accordance with Accounting Principles Generally Accepted in the United States of America (“GAAP”), the Company also provides the following non-GAAP financial measures: “turnover”, which is defined as total customer advertising spending placed through or with Charm; and “non-GAAP net income”, which is defined as GAAP net income excluding stock-based compensation expenses.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of the Company’s current and past financial performance in ongoing core operations as well as prospects for the future. These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. Management uses both GAAP and non-GAAP information in evaluating and operating the Company’s business internally and therefore deems it important to provide all of this information to investors.

Cautions on Use of Non-GAAP Measures

In addition to Charm’s consolidated financial results prepared under US GAAP, the Company also provides non-GAAP financial measures, including “turnover” and “non-GAAP net income”. The Company believes that the non-GAAP financial measures provide investors with another method for assessing its operating results in a manner that is focused on the performance of its ongoing operations.

Management believes investors will benefit from greater transparency in referring to these non-GAAP financial measures when assessing the Company’s operating results, as well as when forecasting and analyzing future periods. However, management recognizes that:

•	these non-GAAP financial measures are limited in their usefulness and should be considered only as a supplement to the Company’s GAAP financial measures;

•	these non-GAAP financial measures should not be considered in isolation from, or as a substitute for, the Company’s GAAP financial measures;

•	these non-GAAP financial measures should not be considered to be superior to the Company’s GAAP financial measures; and

•

these non-GAAP financial measures were not prepared in accordance with GAAP and investors should not assume that the non-GAAP financial measures presented in this earnings release were prepared under a comprehensive set of rules or principles.

Further, these non-GAAP financial measures may be unique to the Company, as they may be different from non-GAAP financial measures used by other companies. As such, this presentation of non-GAAP financial measures may not enhance the comparability of the Company’s results to the results of other companies. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

A reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measure or measures appears at the end of this press release.

Conference Call

A conference call to discuss first quarter results is scheduled for Thursday, May 27, 2010, at 8:00 a.m. Eastern Time. Dial-in details for the earnings conference call are as follows:

US/ International Dial In	+1-857-350-1674
UK:	+44-207-365-8426
Hong Kong:	+852-3002-1672

Passcode:	75575662

A replay of the call will be available from 11am May 27, 2010 until 11am June 9, 2010 U.S. Eastern Time.

Replay Dial-in Information
International:	+1-617-801-6888
Passcode:	51491709

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of Charm Communications’ corporate website at http://ir.charmgroup.cn .

About Charm

Charm Communications Inc. (NASDAQ: CHRM) is a leading domestic television advertising agency in China. Charm operates its business under three brands: Charm Advertising, Charm Interactive, and Shangxing Media. Under the Charm Advertising and Charm Interactive brands, Charm offers integrated advertising agency services from planning and managing advertising campaigns to creating and placing advertisements. Under the Shangxing Media brand, Charm has established a portfolio of television advertising media resources through its exclusive arrangements with four programs on CCTV, and two satellite television channels, Shanghai Dragon TV and Tianjin Satellite TV, which includes not only advertising time but also opportunities for placing branded content. Charm’s clients include well-recognized brand names in China across many industries, as well as emerging domestic leading brands. In January 2010, Charm formed a joint venture with international 4A advertising group Aegis Media, its strategic investor, to operate its brand “Vizeum” in China. For more information please go to http://ir.charmgroup.cn.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in Charm’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For investor and media inquiries, please contact:

New York

Amanda Sham

Brunswick Group

Phone: +1-212-333-3810

Email: charm@brunswickgroup.com

Beijing

Henry Fraser

Brunswick Group

Phone: +86-10-6566-2256

Email: charm@brunswickgroup.com

Charm Communications Inc.

Condensed Consolidated Balance Sheets

(Amounts in thousands of U.S. dollars)

	March 31, 2010	December 31, 2009
	(Unaudited)	(Audited)

ASSETS
Current Assets
Cash and cash equivalents	74,168	54,737
Notes receivable	9,316	2,878
Prepaid expenses	40,135	31,670
Deposits	20,326	19,637
Accounts receivable	37,875	29,798
Amount due from related party	1,636	—
Other current assets	945	570
Total current assets	184,401	139,290

Fixed assets, net	1,528	1,441
Investments in non-marketable equity securities	1,868	1,869
Total non-current assets	3,396	3,310

TOTAL ASSETS	187,797	142,600

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND EQUITY
Current Liabilities
Accounts payable	14,227	1,401
Amounts due to related parties	3,137	41
Advances from customers	44,521	30,564
Accrued expenses and other current liabilities	9,233	9,805
Dividends payable	20,087	20,086
Shareholder’s loan	19,738	—
Total current liabilities	110,943	61,897
Total liabilities	110,943	61,897

Series A convertible redeemable preferred shares	19,196	59,576

Equity:
Charm Communications Inc.’s equity
Ordinary shares	6	5
Additional paid-in capital	28,346	-1,974
Retained earnings	28,846	23,031
Accumulated other comprehensive income	68	65
Total Charm Communications Inc. shareholders’ equity	57,266	21,127
Noncontrolling interest	392	—
Total equity	57,658	21,127

TOTAL LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES, REDEEMABLE ORDINARY SHARES AND EQUITY	187,797	142,600

Charm Communications Inc.

Condensed Consolidated Statements of Operations

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

	For the three months ended,
	March 31, 2010	March 31, 2009	December 31, 2009
	(Unaudited)	(Unaudited)	(Unaudited)

Revenues:
Media investment management	35,786	20,084	24,277
Advertising agency	5,304	3,519	5,054
Branding and identity services	874	655	1,311
Total revenues	41,964	24,258	30,642

Cost of revenues:
Media investment management	28,488	19,338	16,515
Advertising agency	643	497	651
Branding and identity services	389	277	529
Total cost of revenues:	29,520	20,112	17,695
Gross profit	12,444	4,146	12,947

Operating expenses:
Selling and marketing expenses	4,240	2,545	3,358
General and administrative expenses	1,023	1,020	1,722
Total operating expenses	5,263	3,565	5,080
Operating profit	7,181	581	7,867

Interest income	191	171	150
Interest expenses	-178	—	—
Other income	—	44	—

Income before income tax expense	7,194	796	8,017
Income tax expense	355	39	359
Net income	6,839	757	7,658
Net income attributable to noncontrolling interest	40	—	—
Net income attributable to Charm
Communications Inc.	6,799	757	7,658

Accretion of Series A convertible redeemable preferred shares	984	1,849	2,211
Net income (loss) attributable to ordinary shareholders	5,815	-1,092	5,447

Net income (loss) attributable to Charm Communications Inc. shareholders per ADS:
Basic	0.19	-0.08	0.18
Diluted	0.18	-0.08	0.17
Shares used in computation of net income (loss) per ADS:
Basic	27,907,304	25,000,000	25,000,000
Diluted	29,411,477	25,000,000	26,315,863
Proforma net income attributable to Charm Communications Inc. shareholders per ADS on an as converted basis: (Note 2)
Basic	0.22	0.02	0.25
Diluted	0.21	0.02	0.24
Shares used in computation of performa net income per ADS on an as converted basis:
Basic	30,407,304	31,250,000	31,250,000
Diluted	31,911,477	31,446,723	32,565,863

(1)	Share-based compensation expenses during the period included in:

Cost of revenues	2	1	14
Selling and marketing expenses	395	453	447
General and administrative expenses	204	196	209
Total	601	650	670

(2)	Pro forma basic and diluted earnings per share are computed by dividing net income attributable to Charm Communications Inc. shareholders by weighted average number of common shares outstanding for the period plus the number of common shares resulting from the assumed conversion of all the outstanding redeemable convertible preferred share upon closing of the initial public offering as if the conversion had occurred at the beginning of the period, or when the preferred shares were issued, if later.

Reconciliation from Net income to Non-GAAP net income:

(Amounts in thousands of U.S. dollars)

	For the three months ended,
	March 31, 2010	March 31, 2009	December 31, 2009

Net income	6,839	757	7,658
Add back share-based compensation expenses during the related periods	601	650	670
Non-GAAP net income	7,440	1,407	8,328

SOURCE Charm Communications Inc.